HAF Holdings II, LLC
(the "Company")
a New York Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: HAF Holdings II, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 6, 2024

HAF HOLDINGS II, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Non-Current Assets:		
Intangible Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Other Current Liabilities	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Capital Contributions	50,150	285
Retained Earnings (Deficit)	(50,150)	(285)
TOTAL EQUITY	-	-
TOTAL LIABILITIES AND EQUITY	-	-

HAF HOLDINGS II, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues		
Revenue	-	-
Gross Profit (Loss)	-	-
Operating Expenses		
General and Administrative	40	285
Insurance	-	-
Interest Expense	-	-
Professional Fees	47,480	-
Property Management	-	-
Repairs	-	-
Taxes and Licenses	2,630	-
Utilities	-	-
Total Operating Expenses	**50,150**	**285**
Total Loss from Operations	**(50,150)**	**(285)**
Other Expenses		
Interest Expense	-	-
Total Other Income/Expense	**-**	**-**
Earnings Before Income Taxes, Depreciation, and Amortization	**(50,150)**	**(285)**
Depreciation Expense	-	-
Net Income (Loss)	**(50,150)**	**(285)**

HAF HOLDINGS II, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(50,150)	(285)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Changes in operating assets and liabilities:		
Intangible Assets	-	-
Other Current Liabilities	-	-
Other Non-Current Liabilities	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	**(50,150)**	**(285)**
INVESTING ACTIVITIES		
Capital Contributions	50,150	-
Net Cash provided by (used in) Investing Activities	**50,150**	**-**
FINANCING ACTIVITIES		
Principal Payments on Mortgage Payable Member Loans	-	-
Net Cash provided by (used in) Financing Activities	**-**	**-**
Cash at the beginning of period	-	285
Net Cash increase (decrease) for period	-	(285)
Cash at end of period	**-**	**-**

HAF HOLDINGS II, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Member's Capital | | Retained Earnings | Total Members' |
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/22	-	285	-	285
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	(285)	(285)
Ending balance at 12/31/22	-	285	(285)	-
SAFE	-	-	-	-
Contribution	-	50,150	-	50,150
Distribution	-	-	-	-
Net income (loss)	-	-	(50,150)	(50,150)
Ending balance at 12/31/23	-	50,435	(50,435)	-

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

HAF Holdings II, LLC ("the Company") was established on February 6, 2019 with the aim of leasing real estate under a 60-year capital lease framework. This arrangement pertains to a building (the Van Ostrande-Radliff House) situated at 48 Hudson Avenue, Albany, New York, and entails the development, construction, operation, and management of the restored structure in adherence to the federal Historic Rehabilitation Tax Credit Program. The Company plans to generate rent revenue from the restored Van Ostrande-Radliff House at the beginning of 2025.

The Company operates in accordance with a Limited Liability Operating Agreement, which delineates contribution obligations, outlines the rights and duties of its members, and specifies the allocation of income and expenses. The Historic Albany Foundation MM, LLC serves as the initial and sole member of the entity.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses for sometime until it generates a profit. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Intangible Assets

Intangible assets include copyrights, patents, trademarks etc.

Capital Contributions

The Company consists of a sole member, Historic Albany Foundation MM, LLC which contributed 100% of the capital.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues from grants from Historic Albany Foundation Hudson MM, LLC and tax credit equity. The Company's payments are generally collected on an as needed basis in order to pay for professional services. The company deferred no revenue for the years ended 2022 and 2023.

General and Administrative

General and administrative expenses consist of formation costs and bank charges. This amounted to $285 in 2022 and $40 in 2023.

Professional Fees

Professional fees consist of costs of legal services, archeological reviews, financial reviews, and tax credit services. This amounted to $0 in 2022 and $47,480 in 2023.

Property Management

Property management expenses include the costs incurred in overseeing and maintaining real estate assets such as property maintenance, property taxes, management fees, and any other expenses directly related to operating the property. This amounted to $0 in both years.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

The Company has not filed its tax returns as of the date of these financials, but has filed for an and is in the process of filing them.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any debt or long-term obligations.

NOTE 6 – EQUITY

The Company is a single member LLC. All voting interests are held by a single member (Historic Albany Foundation Hudson MM, LLC).

Voting: All voting interests are held by a single member (Historic Albany Foundation Hudson MM, LLC).

Through 2021, the company received capital contributions totaling $285 to cover start-up costs.

Through 2023, the company received additional capital contributions totaling $50,150 to cover professional fees and tax and licensing expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2024, the date these financial statements were available to be issued. No transactions require disclosure.